EXHIBIT 4.89

Loan Agreement

Between: DRD (Isle of Man) Limited

             Emperor Mines Limited; and

             Emperor Gold Mining Company Limited

Table of contents

This convertible term loan agreement

is made on   2005 between the following parties:

1 **DRD (Isle of Man) Limited** (Company number 94445C) of Grosvenor House, 66/67 Athol Street, Douglas, Isle of Man
(**Lender**)

2 **Emperor Mines Limited** (A.C.N. 007 508 787) of Suite 303, 3rd Floor, 50 Margaret Street, Sydney, NSW, Australia, 2000
(**Borrower**)

3 **Emperor Gold Mining Company Limited** a company incorporated in Fiji of Vatukoula, Fiji
(**Guarantor**)

Recitals

The Borrower has requested the Lender, and the Lender has agreed, to make available a convertible term loan facility to the Borrower and the Guarantor has agreed to guarantee the Borrower's obligations on the terms and conditions contained in this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1 Definitions and interpretation

1.1 Definitions

In this agreement:

Advance means each principal amount made available by the Lender to the Borrower under the Loan Facility by way of loan in accordance with the terms of this agreement;

ANZ Bank means Australia and New Zealand Banking Group Limited ABN 11 005 357 522 and its subsidiaries;

ANZ Facility means the credit facility provided by ANZ Bank to the Borrower dated 18 December 2002;

ASX Waiver means the waiver from the Australian Stock Exchange to the requirements of Listing Rule 10.1 granted on 6 July 2005.

Authorised Signatory means either the chief operating officer and general manager of the Vatakoula Mine and any director or officer of the Borrower that is not a nominee director of the Lender each of who are duly authorised to sign a Draw Down Request as an Authorised Signatory;

Business Day means a day on which trading banks are open for trading generally and which is not a Saturday or Sunday or public holiday in New South Wales;

Completion Date means not more than 7 Business Days from the date of satisfaction or waiver of the last of the conditions precedent specified in clause 2.1;

Concentrating Event means any event that, in the reasonable opinion of the Lender, may have a concentrative effect on the value of the Shares and includes off-market buy backs, reorganisation or reconstruction of capital (including consolidation, sub-division, reduction or reclassification);

Conversion Notice means the notice of conversion of any or all of the Principal Outstanding which is to be in the form set out in Schedule 2 to this agreement

Corporations Act means the Corporations Act 2001 (Cth);

Diluting Event means any event that, in the reasonable opinion of the Lender, may have a diluting effect on the value of the Shares and includes a pro rata issue of Shares (including a bonus issue or rights issue), issue of Shares under any dividend reinvestment plan, employee incentive scheme or a share purchase plan, conversion of any convertible securities, return of capital, reorganisation or reconstruction of capital;

Draw Down Request means a draw down request in the form set out in Schedule 1 to this agreement;

Encumbrance includes an interest or power:

(a)   reserved in or over an interest in any asset including any retention of title; or

(b)   created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, Security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes any agreement to grant or create any of the above but excludes liens arising in the ordinary course of business by operation of law and title retention in respect of stock in trade;

Event of Default means the occurrence of any event specified in clause 9.1 of this agreement;

Facility A Loan Agreement means the loan agreement between Investec and the Lender;

Free Cash Flows means the total earnings before interest less capital expenditure and provision for 3 months working capital and 3 months development capital;

Guarantee means any guarantee, suretyship, letter of credit, letter of comfort or any other obligation (whatever called and of whatever nature):

(a)   to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of;

(b)   to indemnify any person against the consequences of default in the payment of; or

(c)   to be responsible for,

any debt or monetary liability of another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of any other person;

Immediately Available Funds means an electronic transfer of funds received into an Australian bank account nominated by the Lender;

Interest Rate means 9% per annum;

Investec means Investec Bank Limited, a company with limited liability registered in accordance with the laws of South Africa under registration number 1969/004763/06;

Lender's Secured Assets means:

(a)   all assets forming part of the Tuvatu Project;

(b)   all rights that vest in the Guarantor in the Tuvatu Project Sale Agreements or any other documents the purpose of which relate to sale of any assets forming part of the Tuvatu Project; and

(c)   the Tuvatu Project Sale Funds to be received by the Guarantor;

Listing Rules means the Listing Rules of the Australian Stock Exchange;

Loan Facility means the amount made available to the Borrower on and from the Completion Date, being a maximum of US$7,425,000, in accordance with the terms of this agreement;

Mortgage Property means:

(a)   the following Special Prospecting licence and licence applications:

- SPL 1283;

- SPL 1296;

- SPL 1418;

- SPL 1360;

(b)   the Guarantor's rights under the Tuvatu Project Sale Agreements; and

(c)   any bank account opened by the Guarantor after the execution of the Subordination Deed at the request of the Lender, at a bank or branch specified by Lender into which no deposit is made other than of any Net Proceeds;

(d)   all shares held by the Guarantor at any time in Alcaston Mining NL;

(e)   all shares held by the Guarantor at any time in Tuvatu Gold Mining Company;

Net Proceeds has the meaning given to it in the Subordination Deed;

Operational Support Agreement means the agreement between the Borrower, Lender and Guarantor dated 7 July 2005;

Permitted Encumbrance means any encumbrance granted in favour of ANZ to secure monies owed to ANZ under the ANZ Facility;

Principal Outstanding means at any time the aggregate of all Advances that has not been repaid plus any other Unpaid Amounts (including interest accrued as at that date);

Related Body Corporate has the same meaning as in the Corporations Act;

Security means any present or future mortgage, security by way of deposit of money or other property, pledge, lien, charge, security by way of assignment, hypothecation, security by way of trust arrangement, encumbrance, title retention or any other security interest or security arrangement whatsoever;

Security Documents means the documents executed or to be executed by, inter alia, the parties to this agreement or Related Body Corporate of the parties to this agreement the purpose of which is to provide the Lender with first ranking Security over the Lender's Secured Assets;

Shareholder Approval means the approval required in clause 2.3 of this agreement;

Shares means the fully paid ordinary shares in the Borrower;

Subordination Deed means the deed dated on or about 7 July between ANZ, the Borrower and the Lender;

Tax means:

(a)   any tax, including the GST, VAT, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding; or

(b)   any income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by any government agency and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above;

Tuvatu Project means the assets of and the business run by Tuvatu Gold Mining Company Limited and includes all mining tenements, special prospecting licences, receivables and intellectual property owned by or registered in the name of that company;

Tuvatu Project Sale Agreements means the Tuvatu Share Sale Deed, royalty deed between the Guarantor, Tuvatu Gold Mining Company Limited and Alcaston Mining NL and the deed of assignment debt between the Guarantor, Tuvatu Gold Mining Company Limited and Alcaston Mining NL;

Tuvatu Project Sale Funds means all consideration to be received by the Borrower from the sale of any assets forming part of the Tuvatu Project and any subsequent royalties earned from those mining tenements;

Tuvatu Project Sale Cash Proceeds means the cash consideration to be received by the Borrower pursuant to the Tuvatu Share Sale Deed (which shall not include any royalty under the terms of the royalty deed between the Guarantor, Tuvatu Gold Mining Company Limited and Alcaston Mining NL);

Tuvatu Share Sale Deed means that share sale deed between the Guarantor, Koula Mining Company Limited, Tuvatu Gold Mining Company Limited and Alcaston Mining NL dated 27 June 2005; and

Unpaid Amounts means any amount which has become due and payable in accordance with the terms of this agreement and has not been paid by the Borrower.

1.2 Interpretation

(a)   In this agreement, headings and bold type are for convenience only and do not affect the interpretation of this agreement and, unless the context otherwise requires:

(i)   words indicating the singular include the plural and vice versa;

(ii)   words indicating a gender include any gender;

(iii)   other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(iv)   an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency;

(v)   a reference to any thing (including, but not limited to, any right) includes a part of that thing;

(vi)   a reference to any legislation includes any change to, consolidation or replacement of it, whether passed by the same or another government agency with legal power to do so, and any delegated legislation or proclamation issued under it;

(vii)   a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(viii) a reference to a party to a document includes that party's successors and permitted assigns;

(ix)   no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision;

(x) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit and schedule;

(xi) a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing; and

(xii) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind.

(b) In this agreement, specifying anything after the words "includes" or "for example" or similar expressions do not limit what else is included unless there is express wording to the contrary.

(c) Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.3 Acknowledgement of Subordination Deed

The Lender hereby acknowledges and agrees that the rights of the Lender and any of its successors or assignees in this agreement are subject to the terms of the Subordination Deed.

2 Conditions precedent and shareholder approval

2.1 Conditions precedent

The Lender is not obliged to provide the Loan Facility to the Borrower until it has received each of the following in form and of substance satisfactory to the Lender (or waived in accordance with clause 2.2):

(a) **ANZ subordination agreement:** the written consent of ANZ for the execution by the parties to this agreement and any document completed by it including but not limited to the documents contemplated by clauses 2.1(d) below and a waiver of certain obligations in respect of the ANZ Facility;

(b) **Investec consent**: Investec consenting to the Lender drawing down on its Facility A Loan Agreement for the purposes of providing the Facility to the Borrower;

(c) **corporate authorisation**: a certified copy of a resolution of the directors of the Borrower approving the terms and conditions of the Loan Facility and resolving that shareholder approval for the Borrower to enter into the Loan Facility is not required and authorising a director or other authorised representative to execute this agreement on behalf of the Borrower;

(d) **Operational Support Agreement:** executed Operational Support Agreement;

(e) **Alcaston Mining NL consent**: a consent from Alcaston Mining NL to the granting of Security over the Tuvatu project; and

(f) **Written ASX Waiver:** the Borrower obtaining a written waiver from the Australian Stock Exchange in the terms of the ASX Waiver.

2.2 Waiver

The conditions in clause 2.1 are for the benefit of the Lender and may only be waived by the Lender.

2.3 Shareholder approval

The Borrower must at its own expense as soon as reasonably practicable (and in any event no later than 15 August 2005) take all steps necessary to obtain the approval of the requisite majority of the holders of Shares for the execution of the terms of this agreement by the Lender and the Borrower (to the extent that the entry into this agreement by the Borrower constitutes an agreement to issue a convertible security (as defined by the Listing Rules) to a related party and requires approval for the purposes of Listing Rule 10.11) and keep the Lender fully informed of the progress of obtaining such approval (including obtaining the Lender's comment on all documents produced for this purpose). The rights in clause 6 of this agreement are subject to the Borrower obtaining the approval required by this clause.

3 Loan Facility

3.1 Loan Facility

The Lender agrees to make available to the Borrower the Loan Facility from the Completion Date on the terms and conditions contained in this agreement.

3.2 Pre-conditions to obligation to make an Advance

The obligation of the Lender to make any Advance to the Borrower is conditional upon the satisfaction of the Lender of the following specific pre-conditions:

(a) the Borrower providing the Lender with a Draw Down Request signed by two Authorised Signatories provided that at least one Authorised Signatory is either the chief operating officer or general manager of the Vatakoula Mine;

(b) the Borrower providing the Lender with any other information reasonably required by the Lender, to confirm the accuracy of the representations and warranties given by the Borrower upon draw down;

(c) the Lender being reasonably satisfied that the Borrower has met the specific pre-conditions specified in the Draw Down Request; and

(d) the Lender being reasonably satisfied that the funds will be used for a use permitted under clause 3.4.

3.3 Amount of a draw down

(a) Unless otherwise approved by the Lender, the total amount of all Draw Down Requests received by the Lender in any one month must not exceed the maximum amount prescribed for that month as set out in Schedule 3 to this agreement.

(b) All amounts requested in a Draw Down Request must be in the currency of the United States of American and in tranches of US$100,000 or such lesser amounts agreed by the Lender.

3.4 Use of an Advance

The Borrower may use an Advance solely for the purpose specified in the relevant Draw Down Request which purpose must be directly related to the operation of the Borrower's gold mine at Vatakoula and operational employee entitlements in both cases having regard to the mine plan in use by the Borrower at that point in time or such other purpose as is agreed in writing by the Lender.

4 Repayments and termination

4.1 Repayment of the Principal Outstanding

The Borrower must repay the Principal Outstanding to the Lender on the earlier of:

(a) 10 Business Days following the Lender giving the Borrower written notice (which notice may only be given after the date on which the Borrower has received the Tuvatu Project Sale Cash Proceeds) save that the Borrowers obligation to repay the Principal Outstanding will be limited to the amount specified in that written notice which must be no more than the Tuvatu Project Sale Cash Proceeds;

(b) on 30 June 2007 save that the Borrowers obligation to repay the Principal Outstanding will not exceed the greater of AUS$1,000,000 or 25% of Emperor's Free Cash Flows and which amount must first be satisfied out of the remaining Tuvatu Project Sale Cash Proceeds;

(c) 31 December 2007;

(d) on the occurrence of an Event of Default; or

(e) the end of the notice period specified in clause 4.4 save that the Borrowers obligation to repay the Principal Outstanding will be equal to the amount specified in the notice referred to in clause 4.4;

4.2 Interest

(a) The Borrower must pay to the Lender interest on the Principal Outstanding calculated at the Interest Rate on daily balances from the date of this agreement until the Principal Outstanding is repaid in full.

(b) Interest shall be payable by the Borrower on the last day of each calendar month (**Interest Payment Date**). The Lender must no later than 2 Business Days prior to that Interest Payment Date calculate and notify the Borrower of the interest accrued and payable on the Interest Payment Date.

4.3 Outstanding amounts capitalised

Interest will accrue on all Unpaid Amounts on daily balances until such Unpaid Amounts are paid in accordance with clause 4.5.

4.4 Prepayment

(a) The Borrower may prepay all or part of the balance of the Principal Outstanding by giving the Lender at least 20 Business Days' prior written notice of its intention to do so during which period the Lender will have the right, subject to the Borrower having obtained Shareholder Approval, to elect to convert some or all of the Principal Outstanding to Shares by serving the Borrower with a Conversion Notice in accordance with the requirements of clause 5.

(b) If following the Borrower giving notice in accordance with clause 4.4(a) the Borrower receives a Conversion Notice, the notice period referred to in clause 4.4(a) is postponed until such time as the Borrower has fully complied with its obligations under clause 6 at which time that notice period will recommence. The Borrower's right in clause 4.4(a) to prepay all or part of the balance of the Principal Outstanding is subject to compliance with this clause.

(c)   On the prepayment date specified in the notice given under clause 4.4(a), the Borrower must pay to the Lender the amount of the Principal Outstanding in accordance with clause 4.5.

(d)   The amount of Principal Outstanding prepaid under this clause may not be redrawn.

4.5   Method of payment

All amounts payable by the Borrower under this agreement must be paid in United States Dollars and made to the Lender in Immediately Available Funds or any other form of payment that the Lender and Borrower agree.

4.6   Payments in gross

The Borrower must make all payments due under this agreement without:

(a)   any set-off, counterclaim or condition; and

(b)   any deduction or withholding for any Tax or any other reason, unless the Borrower is required to make a deduction or withholding by applicable law and the Lender has been notified of the deduction or withholding in which case it must pay to the Lender additional amounts necessary to enable the Lender to receive, after the deduction or withholding, a net amount equal to the full amount which would otherwise have been payable had no deduction or withholding been required to be made.

4.7   Appropriation of payments

(a)   All payments made by the Borrower may be appropriated as between principal, interest and other amounts as the Lender in its absolute discretion determines, or, failing any determination, in the following order:

   (i)   first, towards reimbursement of all fees, costs, expenses, charges, damages, indemnity payments and other like amounts incurred or owing by the Borrower under this agreement or the Operational Support Agreement;

   (ii)   next, towards payment of interest owing; and

   (iii)   next, towards repayment or prepayment of the Loan Facility.

(b)   Any appropriation under clause 4.7(a) overrides any appropriation made by the Borrower.

4.8   Termination on receipt of Tuvatu Project Sale Cash Proceeds

(a)   Subject to clause 4.8(b), if for any reason all of the Tuvatu Project Sale Cash Proceeds have been applied in repayment of the Principal Outstanding (including by repayment in accordance with clause 4.1 or prepayment in clause 4.4), the Lender shall be entitled to terminate this agreement by notice in writing to the Borrower.

(b)   On termination, the Borrower must immediately make any payments owing to the Lender under this agreement and this agreement has no further effect and neither the Lender nor the Borrower is liable to the other except:

   (i)   under clauses 4, 9 and 10; and

   (ii)   in respect of any breach of this agreement occurring before termination.

5 Guarantee and Security

5.1 Guarantee

In consideration of the entry by the Lender and Borrower into this agreement, the Guarantor unconditionally and irrevocably guarantees, subject to clause 5.2, to the Lender the due and punctual performance and observance by the Borrower of all of its obligations, commitments and undertakings under or pursuant to this agreement and agrees to indemnify the Lender against all losses, liabilities, costs (including without limitation legal costs) charges, expenses, actions, proceedings, claims and demands which the Lender may suffer through or arising from any breach by the Borrower of its obligations under this agreement. This guarantee is given for the benefit of the Lender and its respective successors and assigns and shall be binding on the Lender and its respective successors and assigns.

5.2 Limited Recourse

(a) The Lender aggregate liability of the Guarantor under or in connection with this agreement or any Security granted by the Guarantor is limited to the proceeds of realisation of the Mortgaged Property.

(b) If the Lender does not recover all amounts owing to it by enforcing its powers with respect to the Lender's Secured Assets, it is not entitled to take any other action against the Guarantor under this agreement in its personal corporate capacity to recover the shortfall.

(c) Nothing in this clause:

(i) limits or reduces any amount owing to the Lender by the Borrower; or

(ii) limits any of the powers of the Lender under this agreement, the Security Documents or otherwise in respect of the Lender's Security Documents to the extent permitted under the Subordination Deed.

5.3 Execution of Security Documents

The Borrower and the Guarantor unconditionally represent, warrant, undertake and agree that as condition for the Lender entering into the arrangement contemplated by this agreement and providing the Facility, they will on the request of the Lender execute the Security Documents and do all things necessary to and otherwise use their best endeavours to facilitate the grant to the Lender of first ranking Security over the Lender's Secured Assets. The parties to this agreement acknowledge and agree that the first ranking Security to be granted over the Lender's Security Assets forms part of the consideration exchanged in respect of this agreement and is therefore part of the overall transaction contemplated by this agreement.

5.4 Form of Security

The Security Documents may, at the Lender's election, include (but shall not be limited to):

(a) an obligations debenture between the Lender and Guarantor;

(b) a direction and consent to security notice between the Lender, Guarantor, and Alcaston Mining NL;

(c) a fixed charge and mortgage of the rights granted to the Guarantor in the Tuvatu Project Sale Agreements;

(d)   a fixed charge over a bank deposit to be granted by the Guarantor over the bank account into which the Tuvatu Project Sale Cash Proceeds are to be deposited;

(e)   a share mortgage between the Guarantor and the Borrower (in respect of the shares held in the capital of Alcaston Mining NL); and

(f)   such other Securities reasonably required by the Lender to adequately secure the Lender's Secured Assets,

each of which are to be on terms reasonably acceptable to the Lender. In the event that there is a dispute between the Lender and the Borrower as to the terms of the Security Documents, the parties will comply with the dispute resolution procedure set out in clause 6.3(b) to 6.3(f) below.

5.5   The Borrower's security undertaking

As a separate undertaking in consideration for the provision of the Facility and all Advances made under that Facility, the Borrower and the Guarantor (subject to the restrictions in clause 5.2 above) charges their interest in the Lender's Secured Assets and on the conditions contained herein.

5.6   Acknowledgement of the terms of the ASX Waiver

The parties each acknowledge that the rights of the Lender under the Security Documents are restricted by the terms of the ASX Waiver such that if an Event of Default occurs and the Lender exercises its power under the Security Documents it will not acquire the assets that comprise the Tuvatu Project in full or part satisfaction of the amounts outstanding under this agreement or otherwise forfeit the Tuvatu Project without first having complied with any applicable ASX Listing Rules including Listing Rule 10.1.

6   Conversion rights

6.1   Conversion of Principal Outstanding

(a)   Subject to obtaining Shareholder Approval and obtaining the approval of the Foreign Investment Review Board for the acquisition of Shares by the Lender under this clause, the Lender may at any time prior to the repayment of the Principal Outstanding elect to convert some or all of the Principal Outstanding into Shares by giving the Borrower a Conversion Notice.

(b)   Subject to clause 6.4, the Borrower must within 14 Business Days of receiving a Conversion Notice issue to the Lender such number of Shares as is calculated in accordance with clause 6.2 and 6.3 and on receipt of title to those Shares satisfying the requirements of clause 6.5 the Borrower's obligation to repay that portion of the Principal Outstanding specified in the Conversion Notice shall be extinguished.

6.2   Conversion calculation

The number of Shares to be issued on conversion shall be calculated in respect of the following formula:

$$\textit{Shares issued on conversion} = \left[\frac{PO}{CP} \right]$$

Where:

CP is the lower of AUS\$0.30 or VWAP

PO is the Principal Outstanding that is being converted

VWAP is the 45 day volume weighted average sale price of the Shares sold on ASX prior to and excluding he date of the Conversion Notice but does not include any transaction defined in the ASX Business Rules as "special crossings", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase or any overseas trades, the exercise of options over Shares or any transactions made by or on behalf of the Lender or any associate of the Lender

6.3 Adjustment for Diluting Event

(a) Following provision of a notice by the Lender to the Borrower that in the Lender's reasonable opinion there has been a Diluting Event or Concentrative Event, the Lender will determine whether such event has had a diluting or concentrative effect on the theoretical value of the Shares that, pursuant to this clause 6, may be issued to the Lender and, if so, notify the Borrower in writing of what corresponding adjustment is necessary to the number of Shares to be issued to the Lender to account for that diluting or concentrative effect and particulars of that calculation which adjustment shall, to the extent relevant, not be inconsistent with the rules relating to the reorganisation of convertible securities in Chapter 7 of the Listing Rules (**Adjustment Determination**).

(b) If the Borrower disputes the Adjustment Determination, it must do so within 5 Business Days of receipt of the notice referred to in clause 6.3(a) by notifying the Provider in writing of the particular aspects of the Adjustment Determination which are disputed and sufficient particulars as to why the Borrower disputes those aspects. Unless the Borrower has complied with this clause 6.3(b), it shall be bound by the Adjustment Determination.

(c) In the event that a dispute arises, the parties will use their best endeavours to resolve the dispute between themselves. If the parties fail to do so within 10 Business Days of receipt by the Lender of the notice referred to in clause 6.3(b), the parties must within 5 Business Days appoint an expert agreed by both the parties to determine the dispute. If an agreement as to the identity of the expert cannot be agreed within that time limit, either party may request the President of the Law Society of New South Wales from time to time to appoint an expert to determine the dispute.

(d) The expert appointed under clause 6.3(c) must determine the dispute within 10 Business Days of appointment. If the expert appointed is unable to carry out the determination within that time limit, another expert must be appointed in accordance with the requirements of clause 6.3(c).

(e) The expert appointed under this clause acts as an expert and not an arbitrator. The dispute resolution proceedings under this clause are not arbitration proceedings under the Commercial Arbitration Act 1985.

(f) All costs of the expert shall be borne by the unsuccessful party to the dispute or as otherwise determined by the expert.

6.4 Restrictions on Conversion

(a) The Borrower's obligation to issue Shares on receipt of a Conversion Notice is subject to it obtaining all authorisations required to enable it to lawfully issue the Shares to the Lender to discharge its obligation to pay the Principal Outstanding (including, without limitation the requirement to obtain shareholder approval) in accordance with the terms of this agreement.

(b) To the extent that any authorisation is required to lawfully issue the Shares, the Borrower must at its own expense as soon as reasonably practicable (and in any event no later than 60 days from the date of receipt of either a notice from the Lender requesting it to do so or receipt of a Conversion Notice) take all necessary steps necessary to seek to obtain the required authorisation and keep the Lender fully informed of the progress of obtaining such authorisation (including obtaining the Lender's comment on all documents produced for this purpose).

6.5 Shares to be issued on conversion

(a) From the date of issue of the Shares, each Share issued by the Borrower to the Lender will rank in all respects pari passu with the other then existing issued Shares and will be listed on the Australian Stock Exchange.

(b) Within 5 Business Days of the issue of the Shares to the Lender, the Borrower will prepare and issue all documents and do all things reasonably required to ensure that the Shares issued to the Lender are freely transferable.

7 Representations and warranties

7.1 Representations and warranties

The Borrower represents and warrants at the date of execution of this agreement and at the date of issue of any Draw Down Request that:

(a) **authority**: it has full power and authority to enter into and perform its obligations under this agreement to which it is a party;

(b) **authorisations**: it has taken all necessary action to authorise the execution, delivery and performance of this agreement to which it is a party in accordance with their terms;

(c) **binding obligations**: this agreement to which it is a party constitutes legal, valid and binding obligations and, subject to any necessary stamping and registration, are enforceable in accordance with their terms subject to laws generally affecting creditors' rights and to principles of equity;

(d) **transaction permitted**: the execution, delivery and performance by it of this agreement to which it is a party do not and will not violate, breach, or result in a contravention of:

    (i) any law, regulation or authorisation;

    (ii) its constitution or other constituent documents; or

    (iii) any Encumbrance or document which is binding upon it or on any of its assets,

    and does not and will not result in:

        (1) the creation or imposition of any Encumbrance (other than the Permitted Encumbrance) or restriction of any nature on any of its assets; or

        (2) the acceleration of the date of payment of any obligation existing under any Encumbrance or document which is binding upon it or on any of its assets;

(e) **no default or breach**:

(i) it is not in breach (or where it is, such breach has been waived) in any material respect under any agreement binding on it;

(ii) nothing has occurred which constitutes, or which, with the giving of notice, lapse of time, satisfaction of some other condition, or any combination of the above, constitutes an event which causes or enables:

(1) the acceleration of any payment to be made under any agreement binding on it; or

(2) the enforcement, termination or rescission of any agreement binding on it;

(f) **no Event of Default**: no event has occurred which is or may constitute an Event of Default; and

(g) **solvency**: it is solvent and is able to pay its debts as and when they become due.

The Guarantor represents and warrants at the date of execution of this agreement that the matters in clauses 7.1(a), 7.1(b), 7.1(c) and 7.1(d) are true and correct.

7.2 Survival of representations and warranties

The representations and warranties in, or given under, this agreement including those outlined in clause 7.1 of this agreement, survive this agreement.

7.3 Reliance

The Borrower and Guarantor acknowledge that:

(a) they have not entered into this agreement in reliance on any representation, warranty, promise or statement of the Lender or of any person on behalf of the Lender; and

(b) the Lender has entered into this agreement in reliance on the representations and warranties in, or given under, this agreement including those outlined in clause 7.1 of this agreement.

7.4 Continuing obligation

If during the term of this agreement any event shall occur or matter shall arise which results or may result in any of the representations and warranties being unfulfilled, untrue, misleading or incorrect in any respect, the Borrower shall immediately notify the Lender in writing of all information relating to such event. A notification under this clause does not affect or in any way limit the liability of the Lender in respect of any breach of any of the representations and warranties contained in this Agreement.

8 Undertakings by the Borrower

8.1 Provision of information and accounts

(a) The Borrower must give to the Lender, by electronic means where possible:

(i) monthly management accounts, audited annual accounts, annual budgets and business plans, mine plans, trial balance sheets, notices of meetings of shareholders, minutes of meetings of shareholders, board papers and minutes of meetings of directors for the Borrower; and

(ii) audited annual accounts of the Borrower,

from the date of execution of this agreement to the date until the date on which the

Principal Outstanding is repaid;

(b) If the Lender so requests, the Borrower shall provide to the Lender any documents and relevant information in respect of the Borrower's operations, financial performance and position from the date of execution of this agreement to the date until the date on which the Principal Outstanding is repaid;

(c) Upon reasonable notice by the Lender, the Lender shall have reasonable access to the Borrower's chief financial officer, auditors and senior management for the sole purpose of discussing and investigating operational and financial aspects of the Borrower.

8.2 Notices to the Lender

The Borrower must give notice to the Lender as soon as it becomes aware of any Event of Default occurring.

8.3 Negative pledge and disposal of assets

The Borrower must not and must ensure that its subsidiaries do not, without the prior written consent of the Lender such consent not to be unreasonably withheld:

(a) deal with, sell or otherwise dispose of or part with possession of any of its assets other than in the ordinary course of the Borrower's business, in accordance with the Tuvatu Project Sale Agreements or as otherwise approved by the Lender;

(b) create, permit, suffer to exist, or agree to, any interest or Encumbrance, other than the Permitted Encumbrance or an Encumbrance in favour of the Lender over any of its assets;

(c) issue, transfer or otherwise dispose of Shares;

(d) borrow any funds from a third party or incur any other form of indebtedness (other than where such indebtedness is incurred in the ordinary course of the Borrower's business or as otherwise approved by the Lender);

(e) undertake any new activities or business opportunities such that there is a material change to the nature and scope of the Borrowers business operations acquired from the Lender;

(f) enter into any contract (including employment contract) or commitment for capital expenditure or acquisition of assets requiring the Borrower to pay more than AUS $50,000 or an aggregate amount of AUS $200,000 in any financial year (other than where such amounts are contained in the mine plan in place as at the date of execution of this agreement);

(g) change, modify or otherwise alter the terms of the Tuvatu Project Sale Agreements or the ANZ Facility;

(h) change or otherwise deviate from the current mine plan;

(i) undertake any corporate activities or enter into any contract or commitment which may have a material effect on the financial position of the Borrower or impair the ability of the Borrower to repay the Loan Facility or fulfil any of its obligations under this agreement, the Security Documents or the Operational Support Agreement;

(j) perform any act that breaches any contract to which it is a party to (including the Tuvatu Project Sale Agreements) or any applicable law of a jurisdiction in which it carries on a business; or

(k)   declare, appropriate or pay any dividend or make a distribution to all or any of the shareholders of the Borrower.

8.4   Term of undertakings

The undertakings given by the Borrower in this clause 8 continue in full force and effect from the date of execution of this agreement to the date until the date on which the Principal Outstanding is repaid in full.

9   Events of Default

9.1   Events of Default

It is an Event of Default if, whether or not it is within the control of the Borrower:

(a)   **failure to obtain shareholder approval or change of the terms or withdrawal of the ASX Waiver**: the Borrower fails to obtain the approval required in clause 2.3 of this agreement to the terms of the ASX Waiver are changed or the ASX Waiver is otherwise withdrawn;

(b)   **failure to execute the Security Documents**: the Security Documents are not executed within 30 days of execution of this agreement or such longer period agreed to by the Lender or if, the Lender's opinion, the Borrower fails to perform or observe any obligation or undertaking in clause 5;

(c)   **failure to pay**: the Borrower fails to pay or repay any amount due under this agreement or the Operational Support Agreement when due (other than in circumstances where there is evidence that the failure is due to a technical or administrative error or failure in the banking system wholly outside the control of the Borrower);

(d)   **breach of obligations**: the Borrower fails to perform or observe any obligation or undertaking under this agreement, the Security Documents or the Operational Support Agreement (other than an obligation to make a payment that is due and payable or if shareholders do not approve the proposal put to them as contemplated by clause 6.4(b)), and does not remedy the failure within 5 Business Days, or a longer period determined by the Lender, after receipt by the Borrower of a notice from the Lender specifying the failure;

(e)   **misrepresentation**: any warranty, representation or statement by the Borrower is or becomes materially false, misleading or incorrect when made or regarded as made under this agreement or under any document contemplated by this agreement;

(f)   **acceleration of payments**: the Borrower does anything which constitutes an event, whatever called, which causes or enables the enforcement, termination or rescission of, this agreement;

(g)   **cross default**: any present or future, or actual, prospective or contingent, indebtedness of the Borrower in respect of any financial accommodation (including, without limitation, under the ANZ Facility) including moneys payable under a Guarantee:

(i)   is or becomes due and payable or is or becomes capable of being declared due and payable before the due date for payment; or

(ii)   is not paid when due,

and remains due and payable for 5 Business Days after that amount first becomes due or payable;

(h) **material adverse change**: any event or series of events, whether related or not, occurs (including a material adverse change in the business, assets or financial condition of the Borrower or the value of its assets) which in the reasonable opinion of the Lender is likely to have a material adverse effect on the Borrower or its assets;

(i) **Encumbrance**: any Encumbrance is or becomes enforceable against any asset of the Borrower;

(j) **receiver**: a receiver, receiver and manager, official manager, trustee, administrator, other controller or similar official is appointed, or steps taken for such appointment, over any of the assets or undertaking of the Borrower;

(k) **suspends payment**: the Borrower suspends payment of its debts generally;

(l) **insolvency**: the Borrower is or becomes unable to pay its debts when they are due or is or becomes unable to pay its debts or is presumed to be insolvent or commits an act of insolvency in terms of the Corporations Act;

(m) **arrangements**: the Borrower enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, its creditors or any class of them;

(n) **administrator**: an administrator is appointed or a resolution is passed or any steps are taken to appoint, or to pass a resolution to appoint, an administrator to the Borrower;

(o) **winding up**: an application or order is made for the winding-up or dissolution of the Borrower or a resolution is passed or any steps are taken to pass a resolution for the winding-up otherwise than for the purpose of an amalgamation or reconstruction which has the prior written consent of the Lender;

(p) **analogous events**: anything analogous to the events described in clauses 9.1(j) to 9.1(o) (inclusive) occurs in relation to any Related Body Corporate of the Borrower under the laws of the jurisdiction of incorporation of that Related Body Corporate.

9.2   Effect of Event of Default

(a) On or after the occurrence of an Event of Default, the Lender may by notice to the Borrower:

(i) declare that the Principal Outstanding is immediately due and payable (save that where the Event of Default arises due to a breach of clause 9.1(a), the notice must specify that the amount and any amounts drawn down under the Facility prior to the service of a Advance Suspension Notice (defined below) has and will become immediately owing but are payable on a date no earlier than 270 days from the date of that initial Event of Default. If such a notice is served on the Borrower, the Lender may, on no less than 60 days notice, suspend all future Advances (**Advance Suspension Notice**) until further notice and, on expiration of that 60 day notice period, the Lender will not be obliged to make any further Advances to the Borrower); and

(ii) take any action or proceeding necessary or desirable in order to protect its ability to recover the Principal Outstanding,

or a combination of any of those things, provided that the Borrower is first afforded the period of 5 Business Days to remedy an Event of Default that relates to a failure to pay an amount owing to the Lender or 10 Business Days to remedy any other Event of Default.

(b)   The Borrower must, following receipt of a notice under clause 9.2(a)(i), immediately repay in full the Principal Outstanding to the Lender. Until such repayment is made, but strictly without prejudice to the rights of the Lender arising on an Event of Default and/or to require immediate repayment as aforesaid, interest shall accrue at the Interest Rate on both the Principal Sum as well as all outstanding interest.

10   Tax, fees, costs and expenses

10.1   Tax

The Borrower must pay any Tax payable in relation to this agreement (other than any income tax payable by the Borrower or unless expressly stated otherwise).

10.2   Costs and expenses

(a)   Subject to clause 10.1, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution and delivery of this agreement.

(b)   Any action to be taken by the Borrower or Lender in performing its obligations under this agreement must be taken at its own cost and expense unless otherwise provided in this agreement.

11   Indemnity

11.1   General indemnity

(a)   The Borrower indemnifies the Lender against any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment which the Lender pays, suffers, incurs or is liable for, in respect of any of the following:

(i)   the occurrence of any Event of Default; or

(ii)   the Lender exercising its powers consequent upon or arising out of the occurrence of any Event of Default.

(b)   Any amount payable to the Lender under this indemnity is payable on demand.

11.2   Continuing indemnities and evidence of loss

(a)   Each indemnity of the Borrower contained in this agreement is a continuing obligation of the Borrower despite:

(i)   a settlement of account; or

(ii)   the occurrence of any thing,

and remains in full force and effect until:

(iii)   all monies owing, contingently or otherwise, under this agreement have been paid in full; and

(iv)   the Loan Facility and interest payable is finally and fully repaid.;

(b)   Each indemnity of the Borrower contained in this agreement is an additional, separate and independent obligation of the Borrower and no one indemnity limits the generality of another indemnity.

(c)   Each indemnity of the Borrower contained in this agreement survives the termination of this agreement.

(d)   A certificate signed by a director or authorised representative of the Lender detailing the amount of damage, loss, liability, cost, expense or payment covered by any indemnity in this agreement is conclusive evidence of the matter certified unless proved wrong.

11.3   Foreign currency indemnity

If at any time:

(a)   the Lender receives or recovers any amount payable by the Borrower for any reason including, but not limited to:

(i)   any judgment or order of any governmental agency;

(ii)   any breach of this agreement;

(iii)   the liquidation or bankruptcy of the Borrower or any proof or claim in that liquidation or bankruptcy; or

(iv)   any other thing into which the obligations of the Borrower may have become merged; and

(b)   the currency in which any payment is made is not United States Dollars,

the Borrower indemnifies the Lender against any shortfall between the amount payable in United States Dollars and the amount actually received or recovered by the Lender.

12   Assignment

The Borrower may not transfer or assign any of its rights or obligations under this agreement without the prior written consent of the Lender.

13   General

13.1   Confidential information

(a)   Subject to clause 13.1(b), the parties must not make any announcement or otherwise disclose the provisions of or any matters relating to this agreement unless the other party to this agreement has consented in writing to the terms and circumstances of the announcement or disclosure.

(b)   Each party shall keep all information provided to the other under this agreement confidential.

(c)   A party may disclose anything in this agreement as required by:

(i)   applicable law; or

(ii)   any recognised stock exchange on which its shares are listed,

but to the extent possible, it must consult with the other party before making the disclosure and use its best endeavours to agree on the form and content of the disclosure.

13.2   Performance by Lender of obligations

If the Borrower defaults in fully and punctually performing any obligation contained or implied in this agreement, the Lender may, without prejudice to any power that it may have under this agreement or any other document, do all things necessary or desirable, in the opinion of the Lender, to make good or attempt to make good that default to the satisfaction of the Lender.

13.3   Notices

(a)   Any notice or other communication including any request, demand, consent or approval, to or by a party to this agreement:

(i)   must be in legible writing and in English addressed as follows:

(1)   if to the Lender:

Address: 45 Empire Road, Parktown, Johannesburg, Republic of South Africa

Attention: Company Secretary

Facsimile: (27) 11 482 1022

(2)   if to the Borrower:

Address: Suite 303, 3rd Floor, 50 Margaret Street, Sydney, NSW, Australia, 2000

Attention: Company Secretary

Facsimile: +61 2 9299 7433

(3)   if to the Guarantor:

Address: Vatukoula, Fiji

Attention: General Manager

Facsimile: +679 668 0779

or as otherwise specified by a party by notice in writing to the other party;

(ii)   must be signed or in the case of a facsimile, appear to have been signed, by an authorised representative of the sender;

(iii)   is regarded as given and received:

(1)   if by delivery by hand, when delivered to the addressee;

(2)   if sent by post, 10 Business Days from and including the date of postage; or

(3)   if sent by facsimile transmission, when the transmission is successfully transmitted as reported by the sender's machine

(4)   if sent by email, when the message is successfully sent as reported by the sender's machine,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time) it is regarded as received at 9.00am (addressee's time) on the following Business Day; and

      (iv)   can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(b)   A facsimile transmission is not regarded as successfully transmitted if the addressee telephones the sender within 4 hours after the transmission is received or regarded as received under clause 13.3(a)(iii) and informs the sender that it is not legible or is incomplete.

(c)   Unless requested by the Lender or specified otherwise in this agreement, a notice or communication under this agreement may not be given by email.

(d)   In this clause 13.3, a reference to an addressee includes a reference to an addressee's directors, secretary, agents or employees and any person reasonably believed by the sender to be a director, secretary, agent or employee of the addressee.

13.4   Governing law and jurisdiction

(a)   This agreement is governed by the laws of New South Wales.

(b)   The Borrower irrevocably and unconditionally:

      (i)   submits to the non-exclusive jurisdiction of the courts of New South Wales; and

      (ii)   waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

13.5   Prohibition and enforceability

(a)   Any provision of, or a right or remedy arising under, this agreement which are prohibited or unenforceable in any jurisdiction is ineffective in that jurisdiction only to the extent of that prohibition or unenforceability.

(b)   If any provision of this agreement is void, illegal or unenforceable in any jurisdiction, it does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

(c)   This clause 13.5 is not limited by any other provision of this agreement in relation to severability, prohibition or enforceability.

13.6   Waivers

(a)   Waiver of any right arising from a breach of this agreement or of any power arising upon default under this agreement or upon the occurrence of an Event of Default must be in writing and signed by the party granting the waiver.

(b)   A failure or delay in exercise, or partial exercise, of:

      (i)   a right arising from a breach of this agreement or the occurrence of an Event of Default; or

(ii)   a power created or arising upon default under this agreement or upon the occurrence of an Event of Default,

does not result in a waiver of that right or power.

(c)   A party is not entitled to rely on a delay in the exercise or non-exercise of a right or power arising from a breach of this agreement or on a default under this agreement or on the occurrence of an Event of Default as constituting a waiver of that right or power.

(d)   A party may not rely on any conduct of another party as a defence to exercise of a right or Power by that other party.

(e)   This clause may not itself be waived except by writing.

13.7   Variation

A variation of any term of this agreement must be in writing and signed by both the parties.

13.8   Cumulative rights

The powers are cumulative and do not exclude any other right, power, authority, discretion or remedy of the Lender.

13.9   Certificates of Lender

(a)   A certificate signed by a director or authorised representative of the Lender detailing the amount of the Principal Outstanding due and payable under this agreement whether currently due and payable or not is sufficient evidence unless the contrary is proved.

(b)   A certificate under the hand of a director or authorised representative of the Lender stating the opinion of the Lender as to any thing is sufficient evidence of that opinion at the date stated on the certificate or failing that as at the date of that certificate unless the contrary is proved.

13.10 Further assurances

Each party must do all things reasonably necessary to give full effect to this agreement and the transactions contemplated by this agreement.

13.11 Entire agreement

This agreement and any agreements referred to in it the entire agreement between the Lender and the Borrower with respect to the subject matter of this agreement and supersedes any prior negotiation, arrangement, understanding or agreement with respect to the subject matter of any term of this agreement.

13.12 Third party rights

No person other than the Lender or Borrower has or is intended to have any right, power or remedy or derives or is intended to derive any benefit under this agreement.

13.13 Counterparts

This agreement may be signed in any number of counterparts and all those counterparts taken together make one instrument.

13.14 Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

Schedule 1 – Draw down request

[Date]

DRD (Isle of Man) limited
Grosvenor House

66/67 Athol Street,

Douglas, Isle of Man
(**Lender**)

Attention: [**name**]

Draw Down Request

In accordance with clause 3.2 of the convertible term loan facility (**Loan Facility**) between DRD (Isle of Man) Limited and Emperor Mines Limited (**Emperor**), Emperor hereby makes the following draw down request:

Amount of Advance	Intended Use of Funds	Supporting Information*
AUS$ [insert amount]	[insert intended use]	[describe support information provided e.g. quote for machinery number 3094 attached or invoice number 2340 attached]
AUS$ [insert amount]	[insert intended use]	

Total Advance requested: AUS$ [insert amount]

* Any request in excess of [*AUS$10,000*] must be supported by written evidence of the intended use of those funds.

Pre-conditions to draw down

Emperor hereby confirms that at the date of this draw down request, having made all necessary enquiries, it satisfies the following conditions:

1.   the representations and warranties set out in clause 7 of the Loan Facility remain true and accurate in all respects and not misleading in any respect;

2.   represents and warrants that the amounts requested in this draw down request will only be used by the Borrower for the purposes as specified in this draw down request and the accompanying supporting information; and

3.   confirms that it is not is breach of any provision of the Loan Facility.

Capitalised terms used in this notice have the same meaning as in the Loan Facility.

_____   _____
Signed by an Authorised Signatory   Signed by an Authorised Signatory

Schedule 2 – Conversion Notice

[Date]

To: The Directors

Emperor Mines Limited

Suite 303,

3rd Floor , 50 Margaret Street,

Sydney, NSW, Australia, 2000

Attention: [**name**]

By Facsimile: [**fax**]

Conversion Notice

Notice is given by DRD (Isle of Man) Limited of the conversion of AUS$[*insert number*] of Principal Outstanding into Shares in accordance with clause 6 of the convertible term loan facility between DRD (Isle of Man) Limited and Emperor Mines Limited (**Loan Facility**).

Capitalised terms used in this notice have the same meaning as in the Loan Facility.

Signed by
DRD (Isle of Man) Limited
by:

_____

Director   Director/Secretary

_____

Name (please print)   Name (please print)

Schedule 3 – Maximum Monthly Draw Down Amounts

Month	Maximum Draw Down (expressed in AUS$)
July 2005	$2,800,000
August 2005	$2,000,000
September 2005	$1,000,000
October 2005	$2,000,000
November 2005	$500,000
December 2005	$1,700,000

Executed as an agreement:

Signed by **DRD (Isle of Mann) Limited**
by or in the presence of:

/s/ M Wellesley-Wood
Mark Wellelsley-Wood
Signature of authorised representative   Signature of witness

_____   _____
Name of authorised representative in full   Name of witness in full

Signed by
Emperor Gold Mining Limited
by:

/s/ TS Sean O'Connor
Terrence Sean O' Connor _____

                                                                _____
                                                                Director/Secretary

_____   _____
Name (please print)   Name (please print)

Emperor Mines Limited
by:

/s/ JA Wall
Director   Director/Secretary

_____   _____
Name (please print)   Name (please print)